Thomas Martin
(612) 340-8706
FAX (612) 340-7800
martin.tom@dorsey.com

September 6, 2012

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attention: Erin Purnell

Re:     Heartland Financial USA, Inc.
Registration Statement on Form S-4
File No. 333-183357

Dear Ms. Purnell:

Accompanying this letter and filed electronically by EDGAR please find Amendment No. 1 to the above Registration Statement on Form S-4 (the “Amendment”). This Amendment is being filed to respond to the comments of the Securities and Exchange Commission conveyed to the undersigned by telephone call from David Lyon of the Commission's staff on Tuesday, August 21, 2012. Recreated below is the substance of the three comments communicated, and the response of Heartland Financial USA, Inc. to each comment.

1.	Please indicate on the cover of the proxy statement/prospectus the approximate amount that shareholders are to receive in the merger.

In response to your comment, the second paragraph of the letter to shareholders that constitutes the cover of the proxy statement/prospectus has been expanded to include information regarding the approximate number of shares of Heartland common stock and cash that a holder of First Shares common stock will receive. Please know that the blanks in this sentence, and elsewhere in the proxy statement/prospectus, will be completed immediately before the proxy statement/prospectus is printed based upon the price range of Heartland common stock for the 30 days prior to such date. An appropriate final prospectus reflecting this information will be filed with the Commission pursuant to Rule 424(b).

2.
Please provide share price and dividend information for the target, including information regarding individual trades among shareholders, for the two years ended December 31, 2011 and for the period from January 1, 2012 through a current date.

In response to your comment, the registrant has added an additional section to the summary entitled “Historical Market Prices and Dividend Information” which discloses this trading price information for the registrant (which was incorporated by reference) and for the target. Please know that the target has advised us that there were no

Securities and Exchange Commission
September 6, 2012

secondary trades at all in its securities during the past 32 months. This section explains this and also discloses the pricing of a private placement of the target's securities during that period.

3.	Please revise and clarify the third full sentence in the first paragraph under the caption “What you will Receive in the Merger” on page 5 of the prospectus.

In response to your comment, the subject sentence, and similar sentences throughout the proxy statement/prospectus, has been revised.

As the proxy statement/prospectus indicates, the target hopes to hold the meeting of its shareholders on November 2, 2012 and we would hope to file a request for acceleration of the effective date of the registration statement promptly after being advised that we have adequately addressed your comments. Accordingly, we would greatly appreciate your advising the undersigned (by e-mail to martin.tom@dorsey.com) or by telephone (612-340-8706) whether the above adequately responds to your comments at your earliest convenience.

Very truly yours,

Thomas Martin
TM:tlg

DORSEY & WHITNEY LLP